Filed pursuant to Rule 433

March 9, 2015

Relating to

Preliminary Prospectus Supplement dated March 9, 2015 to

Prospectus dated September 30, 2013

Registration Statement No. 333-191462-05

Duke Energy Carolinas, LLC
$500,000,000 First And Refunding Mortgage Bonds,

3.75% Series due 2045

Pricing Term Sheet

Issuer:	Duke Energy Carolinas, LLC

Trade Date:	March 9, 2015

Settlement Date:	March 12, 2015; T + 3

Ratings (Moody’s/S&P/Fitch)*:	(Aa2/A /A+) (Stable/Positive/Positive)

Security Description:	First and Refunding Mortgage Bonds, 3.75% Series due 2045 (the “Bonds”)

Interest Payment Dates:	June 1 and December 1, beginning on December 1, 2015

Principal Amount:	$500,000,000

Maturity Date:	June 1, 2045

Price to Public:	99.166% per Bond, plus accrued interest, if any, from March 12, 2015

Coupon:	3.75%

Benchmark Treasury:	3.00% due November 15, 2044

Benchmark Treasury Price:	104-03

Benchmark Treasury Yield:	2.796%

Spread to Benchmark Treasury:	+100 bps

Yield to Maturity:	3.796%

Redemption Provisions/ Make-Whole Call:	At any time before six months prior to maturity, redeemable at the Treasury Rate +15 bps. At any time on or after six months prior to maturity, redeemable at par.

CUSIP / ISIN:	26442C AP9 / US26442CAP95

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	CIBC World Markets Corp. DNB Markets, Inc. HSBC Securities (USA) Inc. SMBC Nikko Securities America, Inc.

Junior Co-Managers:	Mischler Financial Group, Inc. The Williams Capital Group, L.P.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at (888) 603-5847, Citigroup Global Markets Inc. toll free at (800) 831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at (800) 294-1322, Mizuho Securities USA Inc. toll free at (866) 271-7403 and U.S. Bancorp Investments, Inc. toll free at (877) 558-2607.